Exhibit 99.2

Investor Q&A

When does the tender offer start?

We expected the tender to commence two to three weeks from now. The tender is required to be open for 20 business days.

What happens if you don’t get the required tendered shares?

Under Dutch law, we have to reach 95% to squeeze out the remaining non-tendering shareholders. In our agreement, however, we will effect an asset sale to acquire non-tendering shares in the event that the tender yields between 80% and 95% of shares. So for practical purposes, we need to get to 80% tendered to close the transaction subject to shareholders’ approval of the asset sale.

Why sell now? Is the company in a weak position?

The company is not in a weak position. Our Board carefully considered this price to shareholders against the value the company could achieve on a standalone basis and versus other strategic alternatives. The Board determined that $25 per share represented a fair value for shareholders. More of this will be detailed in our Schedule 14D-9 tender documents which will be filed in a few weeks.

Why sell at $25? That seems low.

$25 represents a 34% premium to our price immediately before the deal. The Board determined that $25 per share represented a fair value for shareholders. More of this will be detailed in our Schedule 14D-9 tender documents which will be filed in a few weeks.

Were there other buyers? Did you run a process?

I can’t say much at this point. You will see in our forthcoming 14D-9 filing the scope of the process we ran to ensure the best price for shareholders.

When is the transaction expected to close?

We expect to close at the end of the third quarter or the beginning of the fourth quarter, depending on the timing of receipt of regulatory approvals.

What is this asset sale feature?

This is a contingency in the event that more than 80% but less than 95% tender. If the asset deal is approved by shareholders, the tender threshold drops to 80%, enhancing deal certainty. If more than 80% but less than 95% of the shareholders tender, then the non-tendering shareholders will, following the asset sale, receive a distribution equal to the $25 per share offer price (subject to applicable taxes) for each share held in connection with the liquidation of the company.

Do you expect regulatory issues?

We obviously have to go through customary regulatory approvals. We don’t believe that there will an issue.

How did Q2 turn out?

We have provided preliminary results on our Q2 revenue of $104 - $106 million. We will provide more detail on the quarter as soon as practicable.

How is the full year outlook?

We have not determined to change our full year guidance at this time.

Are your major shareholders supporting the deal?

TA Associates and CVP, two significant shareholders, have signed agreements to tender their shares in the offer.

Non-deal related questions (Zen performance, etc.)?

We are in our quiet period and are not commenting on anything outside of this transaction and the Q2 revenue guidance.

Forward-Looking Statements

This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Avast and AVG operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the conditions to the contemplated tender offer and consummate the transactions described in this communication; and AVG’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in AVG’s SEC filings, including AVG’s Annual Report on Form 20-F for the year ended December 31, 2015. These forward-looking statements speak only as of the date of this release and neither Avast nor AVG assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of AVG or any other securities, nor is it a substitute for the tender offer materials that Avast will file with the SEC. The solicitation and offer to purchase ordinary shares of AVG will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Avast will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and AVG will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/ recommendation statement will contain important information. AVG’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of AVG’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of AVG at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AVG will be available free of charge on AVG’s website at investors.avg.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AVG files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AVG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AVG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.